

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2013

<u>Via E-mail</u>
Clifford E. Pietrafitta
Chief Financial Officer
Xerium Technologies, Inc.
8537 Six Forks Road, Suite 300
Raleigh, North Carolina 27615

      Re: Xerium Technologies, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 11, 2013
              Form 10-Q for the Quarterly Period Ended September 30, 2013
              Filed November 6, 2013
              File No. 01-32498

Dear Mr. Pietrafitta:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26</u>

<u>Results of Operations, page 31</u>

1. Explain to us and disclose what effect your maintenance and repair services business had on your results of operations for the periods presented. In doing so, tell us and disclose if these services have a disproportionate impact on gross margins or operating income as compared to your other revenues.

Critical Accounting Policies and Estimates, page 37

Impairment of Goodwill and Indefinite-Lived Intangible Assets, page 38

2. Based on the figures provided on page 39, it appears that you derived fair values of $338 million for your clothing reporting unit and $188 million for your roll covers reporting unit during your goodwill impairment test performed as of December 31, 2012. It also appears that the carrying values used in the impairment test were approximately $284 million for your clothing reporting unit and $132 million for your roll covers reporting unit. Please confirm whether or not our understanding is correct and address the following comments related to your latest goodwill impairment test:

- Tell us your overall market capitalization and enterprise value as of December 31, 2012 and reconcile these values to the aggregate reporting unit fair values derived in your impairment test. Ensure you tell us how you estimated any control premiums. Please be detailed in your explanation.

- We note that you have recognized cumulative pre-tax net losses during the five-year period presented in your Selected Financial Data. We also note that your market capitalization declined below $50 million during fiscal 2012 and that you have established a valuation allowance of approximately $112 million on your deferred tax assets as of December 31, 2012. Please explain to us how, despite these negative circumstances, the fair values of your reporting units exceeded their carrying values at December 31, 2012. In doing so, please explain to us any significant differences between projections and assumptions used in your goodwill impairment test and those used in your valuation allowance assessment.

Item 8. Financial Statements and Supplementary Data, page 42

Consolidated Statements of Operations, page 50

3. Please tell us the significance of revenues earned from all maintenance and repair services and your evaluation of the applicability of Rule 5-03 of Regulation S-X regarding separate reporting of revenues and costs of revenues from these services.

2. Accounting Policies, page 55

4. Tell us and disclose how you recognize revenue related to the maintenance and repair services you provide. Refer to the services disclosure beginning on page 7. In this regard, explain to us if these services are provided under separate contract or combined with the product sale contracts.

10. Stock-Based Compensation and Stockholders' Deficit, page 76

5. You disclose on page 80 that you calculate the grant-date fair value of RSU's based on the closing price of your common stock on the date of grant. Please tell us why you valued certain RSU's issued during fiscal 2010 using a Black Scholes-Merton pricing model.

Form 10-Q for the Quarterly Period Ended September 30, 2013

General

6. We note that you filed your fiscal 2013 quarterly reports as a smaller reporting company. Please tell us how you qualified as a smaller reporting company during fiscal 2013. Provide to us the calculation of your public float as of the last business day of your fiscal 2012 and 2013 second fiscal quarters. Also tell us the anticipated reporting status for your fiscal 2013 Form 10-K and first quarter 2014 Form 10-Q. Refer to Item 10(f)(1)(i)-(iii) of Regulation S-K.

Item 1. Financial Statements, page 3

6. Comprehensive Income (loss) and Accumulated Other Comprehensive Loss, page 13

7. Please provide the disclosures required by ASC 220-10-45-12 in future filings or tell us why you believe such information is not required. See ASC 270-10-50-1.r. and ASC 220-10-45-17 through 45-17B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief